Exhibit 21.1

Subsidiaries of Blue Gold Limited

Name	Jurisdiction of Organization
Blue Gold (Cayman) Limited	Cayman Islands
Blue Gold Holdings Limited	England and Wales
Blue Gold Bogoso Prestea Limited	Republic of Ghana
Blue Goldmine FZCO	United Arab Emirates